M Power Entertainment
2602 Yorktown Place
Houston, TX 77056

Phone: 832-667-7686
Fax:   832-565-9290         June 1, 2006



      United States Securities and Exchange Commission
      Attn: Linda Cvrkel, Branch Chief
      Attn: Jeff Jaramillo, Division of Corporation Finance
      Washington, D.C. 20549

Re: M Power Entertainment, Inc. (formerly GK Intelligent Systems, Inc.) Form 10-KSB for fiscal year ended December 31, 2004
        Form 10-QSB for the quarterly period ended March 31, 2005
        Form 10-QSB for the quarterly period ended June 30, 2005
        Form 10-QSB for the quarterly period ended September 30, 2005

        File No. 000-22057

Dear Ms. Cvrkel,

We have reviewed your comment letter dated April 12, 2006 and ask that you see our responses included herewith.

1. SEC comment: Please file amendments to Form 10-QSB for the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005 as soon as practicable to restate your financials statements for the incomplete status of your acquisitions of Corazong Music Management (Corazong); White Canyon, Inc. and Channel Access, Inc., Allen Howarth, Inc. (Allen); and R.S. Entertainment, Inc. as discussed in your Item 4.02 of Form 8-K dated January 13, 2006 and provide all the applicable disclosures as required by paragraph 37 of ABP No. 20.

     M Power response: Please note that amendments for the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005 have been amended as requested and filed with the SEC on May 16, 2006. The said amendments disclose the rescission of the acquisitions which were never fully consummated. The location of amendments to the restated 10-QSBs are noted below by entity:




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Corazong Music:
    March 31, 2005 10-QSB:
      Page 6, Note 2, Restatement
      Page 7, Note 3, Designation of Preferred Stock & Failed Acquisitions Page 9, Results of Operations
      Page 12, Item 5, Other Information
    June 30, 2005 10-QSB:
      Page 6, Note 2, Restatement & Restated financial statements in Note 2 Page 8, Consolidated Statements of Operations
      Page 8, Note 3, Designation of Preferred Stock
      Page 10, Results of Operations
      Page 11, Liquidity
      Page 14, Item 5, Other Information
    September 20, 2005 10-QSB:
      Page 6, Note 2, Restatement
      Page 7, Note 3, Common Stock Activity
      Page 9, Note 4, Significant Events
      Page 9, Results of Operations
      Page 10, Liquidity
      Page 10, Controls and Procedures

White Canyon:
    March 31, 2005 10-QSB:
      Page 12, Item 5, Other Information
    June 30, 2005 10-QSB:
      Page 6, Note 2, Restatement
      Page 8, Note 3, Designation of Preferred Stock
      Page 10, Results of Operations
      Page 11, Liquidity
      Page 14, Item 5, Other Information
    September 30, 2005 10-QSB:
      Page 7, Note 3, Common Stock Activity
      Page 9, Note 4, Significant Events
      Page 9, Results of Operations
      Page 10, Liquidity
      Page 10, Controls and Procedures

CHANNEL ACCESS:
    March 31, 2005 10-QSB:
      Page 12, Item 5, Other Information
    June 30, 2005 10-QSB:
      Page 8, Note 3, Designation of Preferred Stock
      Page 10, Results of Operations
      Page 11, Liquidity
      Page 14, Item 5, Other Information
    September 30, 2005 10-QSB:
      Page 7, Note 3, Common Stock Activity
      Page 9, Note 4, Significant Events
      Page 9, Results of Operations
      Page 10, Liquidity
      Page 10, Controls and Procedures

RS ENTERTAINMENT:
    March 31, 2005 10-QSB:
      Page 6, Note 2, Restatement
      Page 7, Note 3, Designation of Preferred Stock & Failed Acquisitions Page 9, Results of Operations
      Page 12, Item 5, Other Information
    June 30, 2005 10-QSB:
      Page 8, Note 3, Designation of Preferred Stock
      Page 10, Results of Operations
      Page 11, Liquidity
    September 20, 2005 10-QSB:
      Page 6, Note 2, Restatement
      Page 7, Note 3, Common Stock Activity
      Page 9, Note 4, Significant Events
      Page 9, Results of Operations
      Page 10, Liquidity
      Page 10, Controls and Procedures

      SEC comment: With respect to acquisitions which are still pending, please include in your amendments a detailed discussion as to your plans to raise capital necessary to complete the acquisitions.

      M Power response: Please note, as stated in our amendments for the quarterly periods ended March 31, 2005, June 30, 2005, September 30, 2005, and our amendment for the annual 10-KSB, filed May 10, 2006 that all pending acquisitions have been rescinded or re-purchased. The location of amendments to the restated 10-QSBs are noted below by entity:

TROPICAL PRINTING:
    September 20, 2005 10-QSB:
      Page 7, Note 3, Common Stock Activity
      Page 12, Item 2, Changes in Securities (Recent Sales of Unregistered Securities)

Please feel free to contact us at your convenience to discuss the responses contained herein in greater detail. You may contact Gary F. Kimmons, Company President, at 281-658-5159.

Sincerely,


/s/ Gary F. Kimmons
Gary F. Kimmons
President, C.E.O., C.F.O.